

March 31, 2014

Via E-mail
Ningfang Liang
Chief Financial Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

> **Re: Tantech Holdings Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 4, 2014**
> **CIK No. 0001588084**

Dear Mr. Liang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. In future correspondence accompanying amendments to your prospectus, please indicate precisely where the prospectus has been revised to comply with our comments.

2. We re-issue comment three of our letter dated October 25, 2013. Please file all material contracts called for by Item 601(b)(10) of Regulation S-K and furnish the substantive description of such contracts required by Item 10.C of Form 20-F. We note that all of your fixed assets and real property are encumbered, but no security agreements or debt agreements have been filed.

3. Please refer to comment six of our letter dated October 25, 2013. You have provided supporting documentation for statistical and qualitative disclosure made in your initial submission, rather than the most recent amendment. We note that you have not submitted support for the majority of the statements you have made. For example, not support has been provided for your statements regarding: growing preferences for bamboo based products; the strength of your brand names; the size of the bamboo charcoal market; and the approximate value of Chinese bamboo charcoal sales in the first half of 2013 and associated profits for market actors. These are merely examples. Please submit supporting documentation for all of the statistical and qualitative disclosure made in your most recent amendment that correlates to the most recent version of your registration statement. Please also ensure that the source of the supporting documentation is evident, that all the supporting documents are legible, and that the

information in the supporting documents that relates to your assertions is clearly marked. Please also only attach those pages of your most recent amendment that the supporting documents pertain to, rather than a complete copy of your most recent amendment.

4. We note that you have removed all references to Bamboo Beauty from your prospectus. Please advise whether this brand and the associated bamboo vinegar products have been discontinued. We note that references to Bamboo Beauty (竹美人) are made on your corporate website at http://www.tantech.cn/brand.html, and that you continue to offer bamboo vinegar products.

Prospectus Summary, page 1

5. Please expand your Summary section to include a discussion of the timeframe and costs entailed in remitting funds to China after they have been received in this offering. Please also disclose here and under Use of Proceeds which of the remittance methods described you anticipate using, rather than merely which you prefer. See comment 46 of our letter dated October 25, 2013.

6. We re-issue comment 11 of our letter dated October 25, 2013. Please thoroughly edit your Prospectus Summary and Business sections to ensure that irrelevant information is removed and that industry statistics and other figures presented are current. As examples, it is not appropriate to include five-year-old information on industries that you are not active in or nine-month-old information on Chinese GDP growth rates. In addition, please ensure that you provide concrete examples of the various assertions you make, such as, for example, that China is promoting innovation in the bamboo industry, and context for your reader to understand why government action to promote innovation in an industry that you are not active in is relevant to your company. While editing, please recall that the Summary is meant to provide a succinct description of the important details of your business and the offering.

Prospectus Conventions, page 1

7. Please ensure that you use defined terms consistently throughout your prospectus. Here, you refer to Zhejiang Tantech Bamboo Technology Co., Ltd., as "Bamboo Tech." Below you refer to the same entity as "Tantech Bamboo" and "Bamboo."

Overview, page 1

8. We re-issue comment 14 of our letter dated October 25, 2013. You present five categories of products that you offer on page two, and state on page four that you sell three categories of products. Please revise.

Industry and Market Background, page two

9. We note your statement that "[d]emand for … [y]our household charcoal products [is primarily driven in line with] PRC domestic consumption of household products." Please reconcile this with your supplemental response to question 21 of our letter dated October 25, 2013, which states that "we believe our Charcoal Doctor product prices are not expensive and we believe … minor economic fluctuations [will not] materially weaken consumption of these products."

Consumer Product Segment, page three

10. We re-issue comment 15 of our letter dated October 25, 2013. Please make sure that any statements you make regarding your competitive position are accompanied by disclosure regarding the bases for those statements. See Item 4.B.7 of Form 20-F. Under this heading alone, for example, you state that "Charcoal Doctor is a well-known bamboo charcoal-based household use product brand in China," and "we expect revenue will continue to grow in the coming years with … growing consumer preferences for bamboo charcoal cleaning products over other traditional household cleaning products." Elsewhere, you state that your shisha charcoal is the most popular bamboo-charcoal based product of its kind. These are only examples. Please revise your prospectus thoroughly and throughout, and please ensure that supplemental support for your statements is provided to us where applicable as called for by comment three above.

11. We note your statement that an interruption in supply of one of your products caused revenues to drop in your consumer segment by $5.2 million. Please disclose which product this was, the duration of the interruption, and the likelihood of repetition of such interruption.

Energy Section, page three

12. Please advise as to how your barbecue charcoal is "home-made" when it is produced on fully automated factory lines.

Our Opportunity and Strategy, page five

13. We re-issue comment 17 of our letter dated October 25, 2013. Please clarify the manner in which the 12th Five-Year Plan has encouraged demand for both EDLC factories and the use of bamboo-based carbon in EDLCs. Please also provide support for your statement that "the use of bamboo-based carbon in EDLCs will be crucial" in wind power, solar electricity generation, and China's automotive industry.

<u>Competitive Strengths, page six</u>

14. You list both "access to supplies" and "favorable location" as competitive strengths, which appear redundant. Please advise.

<u>Risks Related to Our Business and Industry, page 12</u>

<u>A weakening of the Chinese economny (and in particular consumer spending) could hurt demand for our products, page 12</u>

15. It appears that your Charcoal Doctor products are not used for beautification and decoration purposes, but for practical purposes, such as absorbing odors. It is unclear why you refer to them as "household decorative items," or by whom your products are generally considered to be "household decorative items." It is also unclear what perceived attractiveness bamboo charcoal may have relative to any other piece of charcoal. Please revise.

16. We re-issue comment 21 of our letter dated October 25, 2013. Please disclose the effect of a weakening of the Chinese economy on products other than your Charcoal Doctor products and EDLC carbon, including your Bamboo Beauty line and your domestically oriented barbecue charcoal.

<u>Increases in bamboo costs may negatively affect our operating results, page 13</u>

17. We note your response to comment 22 of our letter dated October 25, 2013, in which we asked whether you purchase both raw bamboo and bamboo charcoal as raw materials. You stated that you "purchase bamboo charcoal as [y]our primary raw material." We thus gather that you do not purchase bamboo as a raw material. We re-issue comment 22 of our letter dated October 25, 2013. Please revise your prospectus throughout to clarify that you do not receive bamboo, but instead receive bamboo charcoal, from your suppliers. Please also revise the title of this risk factor, or explicitly state how increases in bamboo costs, rather than the costs of bamboo charcoal, affect your business.

<u>Outstanding bank loans may reduce our available funds, page 14</u>

18. Please advise as to how you have defined liquid assets. You state here that you had $38.5 million of liquid assets, exclusive of cash and restricted cash, as of September 30, 2013. The nature of these assets is not apparent from your balance sheet.

19. We note your statement on page 58 that you "did not have [covenants or financial restrictions related to outstanding debt obligations] on your net assets as of September 30, 2013 and December 31, 2012." This contradicts your statement here and elsewhere that "the terms of [your] debt agreements impose significant operating and financial

restrictions on [you,]" particularly in light of the durations of your various bank financing arrangements and the encumbrances on your assets. Please advise.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations, page 15

20. We note your statement that you have a limited operating history, and that you are an early stage company. Please reconcile this statement with your 12 years of operating history and $42.3 million in revenues in the nine months to September 30, 2013.

We have not yet implemented advanced management techniques, which may hamper our efficiency and growth, page 18

21. We re-issue comment 30 of our letter dated October 25, 2013. It is unclear what is meant by your statement that you "have begun to industrialize [y]our production process." Please advise or revise to indicate what further industrialization of your production process you intend to engage in. We again note your comment on page 41 that your production lines are fully automated. We note that industrialization is not related to digital logistic management.

Risks Related to Doing Business in China, page 20

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability, page 20

22. We note that you indicate here that your targeted emerging markets are South Korea, Japan and Russia. This appears to be in response to comment 31 of our letter dated October 25, 2013, in which we asked for disclosure regarding which emerging markets you were targeting. We note that none of the countries you list here are emerging markets. Please advise.

Under the Enterprise Income Tax Law, we may be classified as a "Resident Enterprise" of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders, page 20

23. We note your revisions under this heading. We note that it appears that your company clearly meets the criteria you have described for a PRC resident enterprise, that the current regulations have been in effect since April 22, 2009, and that your company has been held in its current structure since December 2010, and your discussion of Chinese enterprise taxation on page 116. It is unclear why there is ambiguity regarding whether the Notice is applicable to your company. We also note that you have not provided the supplemental analysis of this issue that we requested in comment 36 of our letter dated October 25, 2013. We re-issue that comment.

Risks Related to Our Corporate Structure and Operation, page 26

24. We note your deletion of the risk factor pertaining to the fact that your employees, officers and directors will control a majority of the shares after this offering. Please advise.

Our directors' and executive officers' other business activities may pose conflicts of interest, page 27

25. Please disclose in what capacity Mr. Wang devotes considerable time and effort to the Forasen Group. Ensure that your discussion considers the effect of the non-competition compensation referred to in Mr. Wang's employment agreement.

Use of Proceeds, page 33

26. Please disclose the maximum amount of loans that you may make to Bamboo Tech.

Capitalization, page 37

27. We re-issue comment 49 of our letter dated October 25, 2013. Your capitalization must be presented as of a date within 60 days of the date of the prospectus.

28. Your disclosures indicate your capitalization table gives effect to the completion of a 256-for-1 share split that is structured as a 1000-for-1 share split and simultaneous repurchase of 744 shares. Please clarify how you get from 50,000 pre split shares to 14,400,000 post split shares taking into consideration the above changes in capitalization. Also, explain to us business purpose of structuring as a split with a simultaneous repurchase of shares.

29. In your description of common shares on the left hand side of the table, please clearly disclose for each column the number of shares authorized, issued, and outstanding as well as the par value per share. It should be clear which amounts relate to the actual, pro forma, and pro forma as adjusted columns and should be retroactively restated for your share split.

30. Please better clarify how you arrived at the net proceeds amount of $6.2 million which is reflected in the pro forma as adjusted column. The cover of the prospectus indicates that $7.4 million represents the gross offering proceeds less the underwriting discount. You also disclose that you have $.6 million of other expenses. It is not clear how this arrives at the $6.2 million of net proceeds.

31. Please re-number the footnotes to this table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

32. Please provide the information on trends called for by Item 5.D of Form 20-F. Item 5.D of Form 20-F calls for disclosure about trends that have been evident in the last fiscal year and since then. In addition, no information has been presented management's basis for the expectations described here regarding increased demand for your bamboo charcoal products.

Competition in Consumer Product and Energy Segment, page 42

33. We note your reference to your barbecue charcoals facing competition from similar products not based in bamboo. Please revise here and elsewhere to provide a thorough description of the non-bamboo based competition that all of your products, not just your Algold products, face.

Technology Development is Posing Challenge for us, page 42

34. Please revise this heading. The disclosure under this heading does not relate to any challenges your company faces in developing its technology.

Some of our Products are Sbuejct to Cyclical Sales, page 42

35. Please clarify which of your products are subject to cyclical sales. Please also clarify whether demand for your EDLC carbon does in fact experience fluctuation based on economic conditions.

Results of Operations, page 43

36. We note your response to comments 58 and 107 of our letter dated October 25, 2013. Please address the following:

- You indicate that the lower bad debt expense in 2012 was due to the collection of accounts receivable amounts for which you had previously recorded an allowance. Please discuss the recovery amounts for each period, including the factors which resulted in these recoveries. Please also separately present these amounts in your allowance rollforwards included in the notes to the financial statements, including on page F-39. Refer to Rule 12-09 of Regulation S-X;

- Based on your disclosures on pages F-39 and F-40, it appears that there was a decrease in bad debt expense of approximately $610,000 related to the allowance for doubtful accounts related to accounts receivable and $625,000 related to the allowance for advances to suppliers. Your expanded disclosure appears to only discuss the decrease in bad debt expense related to accounts receivable. Please also discuss the decrease in expense related to the allowance for advances to suppliers as well as the impact of any recoveries as requested in the bullet above;

- Please also discuss your reserve balance as a percentage of accounts receivable and advances to suppliers. For example, your advances to suppliers balance increased by approximately $1.9 million from December 31, 2012 to September 30, 2013 while your allowance decreased; and

- It appears that approximately $1.2 million of the $2 million decrease in general and administrative expenses from 2011 to 2012 is attributable to the allowances for doubtful accounts. Please disclose and quantify all of the factors that contributed to this decrease.

We note your response to comment 59 of our letter dated October 25, 2013. Please expand your disclosures in a similar manner for the period ended September 30, 2013. You should address the factors that caused changes in the effective tax rate.

Three Months Ended September 30, 2013 and 2012, page 43

Selling expenses, page 45

37. Please ensure that your disclosure clearly expresses the drivers behind your performance. Here you state that "[t]he decrease in selling expenses as a percentage of sales revenue was primarily attributable to the higher sales related expenses compared to the same period in 2012." This does not explain the change in selling expenses as a percentage of sales revenue. Similarly, on page 52, you state that consumer product segment revenue increased in the nine months to September 30, 2013 compared to the same period in the prior year, as did cost of revenue, and on page 53 you note that EDLC revenues increased for the three months ended September 30, 2013 compared to the prior year, but no discussion is made of the drivers of these changes. Please revise.

Government subsidy income, page 48

38. Please ensure that your description of subsidies received from the government indicates the reason you received these subsidies so that readers can have a clearer idea of the likelihood of future subsidies and their possible amounts.

Segment Information, page 52

39. We note your revisions in response to comment 63 of our letter dated October 25, 2013. Please further expand your disclosures to provide a quantified discussion of the material factors that caused significant changes in segment profit from period to period.

Customers Product Segment, page 52

40. Please disclose why you believe consumers will increasingly prefer carbonized cleaning products over other traditional household cleaning products.

41. We note that gross profit increased in the three months to September 2013 as compared to the prior year, as stated at the bottom of page 52, yet profit decreased, as stated at the top of page 53. No discussion is provided. Similar disclosure is provided throughout MD&A without explanation. Please advise.

Energy Segment, page 53

42. You state that "[w]ith the improvement of technology used in the production process, we believe EDLC carbon will become an important source of revenue growth and profitability." Please discuss in detail, where appropriate, what improvements in technology you are referring to here, the costs of implementing such improvements, and the timetable to doing so if such improvements are currently planned.

Liquidity and Capital Resources, page 55

43. We note your statement that "[a]s of the date of this prospectus, our PRC subsidiaries have been in accumulated loss," in the first paragraph under this heading. Your business appears to be profitable. Please advise.

44. You imply in the first paragraph under this heading that none of your PRC subsidiaries have incurred debt on their own behalf. Please advise which of your companies has incurred debt thus far, and which entities granted the encumbrances on your properties.

45. You state that "[w]e cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends." We note your statement that have not received any dividends from your subsidiaries thus far. Please advise as to how you have been meeting your obligations to date.

Capital Expenditures, page 59

46. We note that you had capital expenditure commitments of approximately $100,000 for 2013 as of September 30, 2013. Please disclose the source of funds for your capital commitments as required by Item 5.B.3 of Form 20-F.

Critical Accounting Policies, page 62

47. Please provide a specific discussion regarding your accounting for the allowance for advances to suppliers and what this allowance represents. It appears that there would be differences in the methodology used to arrive at this allowance amount given the differences in the nature of advances to suppliers compared to accounts receivable. You should discuss the factors you consider in determining whether to record an allowance as well as the circumstance that will lead you to determine that reversal of the allowance is appropriate. We also note your response to comment 111 indicates that it typically takes one month for you to receive raw materials related to these advances. Please clarify what consideration is given to this typical time period in determining when to record an allowance.

48. Regarding your allowance for doubtful accounts you state that an "additional specific provision" is made against accounts receivables and then provide an example that if accounts receivable increased 50% you would recognize a corresponding decrease of 4.8% in income before taxes. Please tell us what you mean by an additional provision. Tell us how you have considered ASC 310-10-35-7 through 35-11 when establishing an allowance for doubtful accounts. In this regard, tell us if collectability conditions are assessed on individual receivables or in relation to groups of similar receivables. Further explain the 4.8% decrease example specifically addressing whether you have a flat rate at which you record allowances.

Business, page 64

49. We re-issue comment 75 of our letter dated October 25, 2013. Please revise to include:

- The disclosure on your principal markets called for by Item 4.B.3 of Form 20-F;

- The description of seasonality called for by Item 4.B.3 of Form 20-F;

- The description of your raw materials called for by Item 4.B.4 of Form 20-F; and

- The description of salient government regulations called for by Item 4.B.8 of Form 20-F.

Overview, page 64

50. Please disclose what "self-use equipment" is, as that term is used on page 65. Please also advise as to why the discussion of the announcement issued by the General Administration of Customs on May 26, 2011, has been included. We note your statement that this announcement has had no effect on you.

Corporate Information, page 66

51. We re-issue comment 76. Please revise to indicate when THL was actually established, and please ensure that you use abbreviations consistently throughout your prospectus.

Bamboo Charcoal Production Process, page 72

52. Please revise this section to eliminate use of the passive voice. It is currently unclear which of the processes you describe here are performed by you and which are performed by your suppliers.

Charcoal Doctor Products, page 76

53. We note your supplemental statement in response to comment 77 of our letter dated October 25, 2013 that silver ion nano based products are components in some of our sanitation and purification products. You do not mention silver ion nano technology elsewhere in your prospectus. Please expand your discussion to include a comprehensive description of which of your products incorporate silver ion nano technology and a more fulsome description of your expansion plans for this category of products.

Description of Property, page 86

54. Please disclose the productive capacity and extent of utilization, as well as products produced, of the properties you list here. Please see Item 4.D of Form 20-F and comment 80 of our letter dated October 25, 2013.

Executive Compensation, page 96

55. We note your response to comment 86 of our letter dated October 25, 2013. We note that you explicitly list re-imbursement of reasonable expenses as part of the compensation package for each of the listed executives. We re-issue comment 86 of our letter dated October 25, 2013.

Related Party Transactions, page 100

56. Please provide the disclosure called for by Item 7.B of Form 20-F with regard to the transactions detailed in Note 13 to your financial statements. Please note that in addition to discussing material transactions, such as those with Forasen, you should also be discussing any outstanding loans made by the company or its subsidiaries for the benefit of related parties. See comment 88 of our letter dated October 25, 2013.

57. We note the disclosure you have provided on page 101 regarding LJC. The numbers you disclose here do not match those provided in your supplemental response to comment 26 of our letter dated October 25, 2013. Please advise.

Principal Shareholders, page 103

58. We note your response to comment 91 of our letter dated October 25, 2013. Your response indicates that the individual shareholders of Bamboo Tech will <u>no longer</u> have the opportunity to purchase for cash the number of your shares of common stock equal to their proportionate ownership of Bamboo Tech upon completion of the initial public offering. Please explain why they no longer have the interest and confirm whether they received any other form of consideration in lieu of this interest. You also indicate that each of these individuals has voluntarily and irrevocably waived any right to claim any interest in the company or subsidiaries. Please help us better understand what these individuals waived their rights to, including if these shareholders gave back the shares they held in Bamboo Tech.

Common Shares, page 104

59. We re-issue comment 94 of our letter dated October 25, 2013.

Lock-up Agreements, page 115

60. We note your supplemental response to comment 95 of our letter dated October 25, 2013, in which you stated that your have revised your prospectus to clarify that the lock-ups will not be released. We note that the final sentence under this heading appears to allow exceptions to the lock-up agreement. We re-issue comment 95.

Enforceability of Civil Liabilities, page 121

61. As requested in our prior comment (37), in the "Enforceability of Civil Liabilities" section of the registration statement, disclose whether an investor could find it difficult to bring an *original* action *in a BVI court* based upon the U.S. federal securities laws. <u>See</u> Regulation S-K Item 101(g).

Expenses Relating to this Offering, page 127

62. Please complete this table. See comment 100 of our letter dated October 25, 2013 and Item 9.F of Form 20-F.

Where You Can Find Additional Information, page 132

63. Disclose that you will file with the Commission an annual report on Form 20-F within 120 days from the end of each fiscal year.

Financial Statements, page F-1

General

64. We note your response to comment 104 of our letter dated October 25, 2013. It does not appear that you have revised your amendment to address this comment as your response indicates. Specifically, it does not appear that you revised your financial statements and disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

65. We note your response to comment 108 of our letter dated January 13, 2014. You determined that delivery occurs when goods leave your warehouses or production facilities. Please expand your disclosures to better clarify how you determined that this is when delivery has occurred, including whether free on board terms, sales terms, and business practices were considered in making this determination.

Note 9. Bankers Acceptance Notes Payable, page F-16

66. You incurred expenses related to the discounting of bank acceptance notes. Please expand your disclosures to clarify what this discounting relates to, including if it relates to the imputation of interest on these notes. Please disclose the significant estimates and assumptions used to come up with these expense amounts.

Note 13. Related party Transactions, page F-19

67. We note your response to comment 112 of our letter dated October 25, 2013. It is not clear why the percentage of revenue disclosed for each key customer would not be determined based on total revenues rather than total revenues minus revenues from related parties and other revenue. Please further advise or revise your calculations. Additionally tell us what "other revenue" represents.

68. Since you present LiShui JiuAnJu Commercial Trade Co., LTD as a related party in your Note 13 for 2011 and 2012 as it relates to Due from Related Party amounts, it is unclear how you determined it is appropriate to exclude the sales to LiShui JiuAnJu Commercial Trade Co., LTD for the periods presented in the footnotes and on the face of the income statement.

69. We note your response to comment 113 of our letter dated October 25, 2013. We note that there are no remaining amounts due from Lishui JiuAnJu Commercial Trade Co., LTD as of September 30, 2013 based on your disclosures on page F-19. In addition, you disclose on page F-25 that you have settled all balances with related parties as of December 31, 2013. Please disclose the terms of any material settlements with related parties with a discussion of the nature of the settlement and any corresponding accounting impact.

Note 18. Subsequent Events, page F-25

70. We note your response to comment 116 of our letter dated October 25, 2013. Please disclose actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

Exhibits

71. We note Kaufman & Canoles' statement in their March 3, 2014 letter that the request for a waiver of the requirements of Form 20-F, Item 8.A.4 would be attached as an exhibit to the registration statement in accordance with the instructions to Item 8.A.4. Please attach it to your next amendment.

    You may contact Nudrat Salik at (202)551-3692 or Melissa Rocha at (202)551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Anthony W. Basch, Esq. (*via e-mail*)
       Kaufman & Canoles, P.C.